September 9, 2022

VIA EDGAR

Valerie Lithotomos Securities and Exchange Commission 100 F Street, NE Washington, DC 20549	Cal J. Gilmartin 617-951-9103 cal.gilmartin@klgates.com

Re:	NexPoint Climate Tech Fund
File Nos. 333-51308; 811-07142

Dear Ms. Lithotomos:

On behalf of the NexPoint Climate Tech Fund (formerly Highland Small-Cap Equity Fund) (the “Fund”), a series of Highland Funds II (the “Trust”) we hereby transmit for filing with the U.S. Securities and Exchange Commission (the “SEC”) the Fund’s responses to additional comments of the staff of the SEC (“Staff”) provided on September 8, 2022 regarding its correspondence filed on September 6, 2022 relating to the Rule 485(a) Registration Statement filing of the Fund on July 11, 2022. We have discussed the Staff’s comments with representatives of the Fund. The Staff’s comments are described below and have been summarized to the best of our understanding.

These responses will be reflected, to the extent applicable, in the Fund’s Registration Statement filing pursuant to Rule 485(b) under the Securities Exchange Act of 1933, as amended. When a comment asks for revised disclosure or revisions are contemplated by the Fund’s response, the revised disclosure has been provided.

On behalf of the Fund, we respond to the specific comments of the Staff as follows:

1.

Regarding Original Comment Number 8: When you address the 50% test, please clarify the difference between assets/income/earnings/sales/profits to the Staff and how these differentiate from revenue (if at all). Additionally, please consider revising for clarity and brevity.

Response: Supplementally, the Fund notes that the inclusion of multiple terms is not intended to highlight differences between these economic measurements for issuers, some of which would correspond to revenue for certain issuers. Rather, after reviewing how other mutual funds have quantified “climate,” “clean” and other “ESG” terms in strategy disclosures, the Fund believes this framing is consistent with developing industry practice and necessary to provide adequate flexibility when reviewing different issuers for potential investment which may only provide quantifiable data on climate technology integration into their business for one or a few of these metrics. A more limited list of economic terms could unnecessarily restrict the universe of potential investments solely based on the ways in which different issuers in different industries disclose climate-related information. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

2.	Please clarify what is meant by “solve environmental challenges.” Consider clarifying this in the prospectus, as “solve” is a broad term.

Response: In response to this comment, the Fund has further updated the noted disclosure as marked below (deletions struck):

The Fund defines a climate tech company as having at least 50% of its assets, income, earnings, sales or profits committed to or derived from technology solutions, products and services to help ~~solve environmental challenges. Companies involved in climate-tech may benefit directly or indirectly from efforts to~~ curb or mitigate effects of global climate change.

*        *        *         *        *

If you have any questions, please do not hesitate to contact the undersigned at (617) 951-9103.

Sincerely,

/s/ Cal J. Gilmartin

Cal J. Gilmartin, Esq.
K&L Gates LLP

cc:	Stephanie Vitiello, Esq.

2